ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-164323

Registration No. 333-164323-01

March 2, 2011

Pricing Term Sheet

6.5% Senior Notes due 2021

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	March 2, 2011
Settlement Date (T+6):*	March 10, 2011
Maturity Date:	August 15, 2021
Principal Amount:	$200,000,000
Benchmark:	8.125% UST due August 15, 2021
Spread to Benchmark:	+ 317.7 bps
Yield to Maturity:	6.567%
Coupon:	6.5%
Public Offering Price:	99.5%
Gross Proceeds:	$199,000,000
Net Proceeds Before Expenses to the Issuers:	$197,500,000
Equity Clawback:	Until February 15, 2014: up to 35% at 106.500%
Redemption Provisions:
First call date:	February 15, 2016
Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points
Redemption prices:	Commencing February 15, 2016: 103.250%
Commencing February 15, 2017: 102.167%
Commencing February 15, 2018: 101.083%
Commencing February 15, 2019 and thereafter: 100.000%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2011
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000
CUSIP / ISIN:	570506AN5/US570506AN53
Sole Book Running Manager:	Barclays Capital Inc.

Additional Information:

* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the sixth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following two business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

Use of Proceeds

We estimate the net proceeds to us from this offering to be approximately $197.2 million, after deducting estimated fees and expenses payable by us (including underwriting discounts and commissions). We intend to use the net proceeds from this offering to fund our pending tender offer respecting our 2018 Notes described in the prospectus supplement under “Summary—Recent Developments—Tender Offer for 2018 Notes.” Any remaining net proceeds will be used to repay borrowings outstanding under the Credit Facility or to provide additional working capital for general partnership purposes.  Assuming that approximately $165.5 million in aggregate principal amount of our existing 2018 Notes are tendered and purchased in this tender offer at an aggregate purchase price of $187.7 million, including expenses related to the tender offer as well as accrued and unpaid interest as of December 31, 2010, the remaining net proceeds will be approximately $9.5 million.